BRADLEY STRICKLING

Counsel, 2VP

Writer’s Direct Number: (205) 268-7884

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brad.strickling@protective.com

September 8, 2021

Via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attn: Elena Stojic

Re:                             Protective Life and Annuity Insurance Company (the “Depositor” or the “Company”)

Protective Executive Benefits Registered VUL NY (File No. 333-257081) (the “Policies”)

Protective NY COLI VUL (File No. 811-23707) (the “Separate Account”)

Responses to Comments on Initial Registration Statement on Form N-6

Dear Ms. Stojic:

On June 14, 2021, the Company and the Separate Account filed the above-referenced initial registration statement on Form N-6 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940 and the Securities Act of 1933 (the “1933 Act”) to register the Policies under the 1933 Act.  On behalf of the Company and the Separate Account, we are transmitting this letter in response to comments received from the staff of the Commission (the “Staff”) via correspondence on August 13, 2021.

Set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments are set forth in full below, and the Company’s responses follow each comment.  The changes to the disclosures discussed herein will be reflected in pre-effective amendment no. 1 to the Registration Statement (the “Amendment”). Enclosed as an exhibit hereto are pages from the prospectus and summary prospectus to be included in the Amendment, marked to indicate the changes discussed below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

General

1.              Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response:                 The Company confirms that all missing information, including all financial statements and exhibits, will be filed with the Amendment to the Registration Statement.

2.              Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

Response:           The Company supplementally confirms that there are no guarantees or support agreements with third parties to support any of the Policies’ features or benefits.  The Company is solely responsible for any benefits or features associated with the Policies.

3.              Please disclose all intermediary specific variations and material state variations, including those relating to an investor’s right to cancel, in an appendix to the prospectus. Instruction to Item 8(a) of Form N-6.

Response:           The Company notes that the Policies will be offered only in New York State and there are no applicable material state variations. The Company has added the following language to the cover page of the prospectus to clarify that the Policies are offered only in New York State: “The Policy is offered for sale only in New York State.” The Company respectfully notes that the Instruction to Item 8(a) of Form N-6 does not require this information to be included in an appendix to the prospectus. The Instruction to Item 8(a) of Form N-6 instructs registrants to “Disclose all material state variations and intermediary specific variations (e.g., variations resulting from different brokerage channels) to the offering.”

PROSPECTUS

Important Information You Should Consider

4.              Please remove the narrative preceding the key information tables in accordance with Item 2 of Form N-6. Please revise the heading to state “Important Information You Should Consider About the Protective Executive Benefits Registered VUL NY Policy.”

Response:           The Company has revised this disclosure as requested.

5.              Please confirm supplementally that the key information table cross-references in electronic versions of the summary and statutory prospectuses will link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2 of Form N-6.

Response:           The Company supplementally confirms that the key information table cross-references in electronic versions of the summary and statutory prospectuses will link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies.

6.              Please provide the bracketed information in the table with correspondence as it is material to the Staff’s review.

Response:           The Company has updated the bracketed information for the Minimum and Maximum Investment Options Annual Fee in the table. Please see the updates made to this disclosure in the marked prospectus pages included as an exhibit hereto.

7.              Under transaction charges, the disclosure states that the contract-holder “may” have to pay premium expense charge, consisting of sales load. Please explain whether all contract-holders have to pay premium sales load. If yes, please revise to remove use of word “may.”

Response:           The Company has revised this disclosure as requested and confirms that all contract holders pay a premium sales load.

8.              When describing the Risks Associated with Investment Options in the Risks table, please add cross-references to Appendix A — Funds Available Under Your Policy.

Response:           The Company has added the requested cross-reference.

9.              Under Restrictions in the Risks table, revise the “Investments” header to “Investment Options.”

Response:           The Company has revised this disclosure as requested.

Overview of the Policy

10.       On page 10, please revise the header to “Overview of the Protective Executive Benefits Registered VUL NY Policy.”

Response:           The Company has revised this disclosure as requested.

11.       Please clarify in the Transfers discussion the reference to transferring to and from “some” of the Fixed Account Options. More specifically, please identify which Fixed Account Options are available for transfers.

Response:           The Company respectfully notes that only one Fixed Account option is available under the Policies. The Company has been instructed to disregard this comment by the Staff pursuant to the Staff’s August 30, 2021 conversation with outside counsel to the Company.

12.       Please make corresponding changes to the Overview section of the summary prospectus.

Response:           The Company has made the corresponding changes to the Overview section of the summary prospectus.

Fee Tables

13.       With respect to the fee table, please explain supplementally why the premium expense fee is shown as a total first, but then sales load and premium tax are shown separately in the items immediately below.

Response:           The Company notes that there are two components of the Policies’ Premium Expense Charge: (i) premium sales load, and (ii) premium taxes. The Company shows the Premium Expense Charge first as a total, and then separately shows as sub-items of Premium Expense Charge the premium sales load and premium taxes, in order to accurately disclose the terms of the Policy and comply with Item 4 of Form N-6. The Company has revised the formatting of this disclosure to clarify that premium sales loads and premium taxes are components of the Premium Expense Charge.

14.       On page 14, please provide completed Operating Expenses as it is material to the Staff’s review.

Response: The Company has completed the Fund Annual Operating Expenses on page 14. Please see the updates made to this disclosure in the marked prospectus pages included as an exhibit hereto.

Summary of Principal Risks of Investing in the Policy

15.       When listing the factors that could cause a Policy to lapse in the Risk of Lapse discussion, please include taking a loan under the Policy.

Response:           The Company has added the requested language.

The Company and the Fixed Account

16.       Please provide the address of the Depositor per Item 6(a) of Form N-6.

Response:           The Company has added the address of the Depositor.

Changing Death Benefit Options

17.       Please identify why a change can be made, who must approve such change, and who must be notified of such change per Item 8(d) to Form N-6.

Response:           The Company has modified the subject disclosure as requested. Please see the updates made to this disclosure in the marked prospectus pages included as an exhibit hereto.

Optional Benefits Under the Policy

18.       The second bullet under “Description of Restrictions/Limitations” for the “Term Life Insurance Rider” benefit references “certain criteria.” Please describe these criteria in greater detail and identify them in a footnote or header per Item 11(a) Instr. 1.

Response:           The Company has revised the disclosure to include a footnote that references the explanation of the certain criteria, which is found in the second paragraph of the “Term Life Insurance Rider” section of the prospectus, as recommended by the comment from the Commission Staff.

How Can I Withdraw Money From the Policy?

19.       Please state that partial withdrawals may increase the risk that the Policy will lapse, and that surrenders and partial withdrawals may have tax consequences, including a possible tax penalty if withdrawn before a certain age. See Item 12(a) of Form N-6.

Response:           The Company has added the requested disclosure to both the “Surrender Privileges” and the “Withdrawal Privileges” sections of the prospectus.

Appendix A

20.       Please ensure that this legend provides a website address that is specific enough to lead investors directly to the portfolio company prospectuses. Instruction 1(b) to Item 18.

Response:           The Company confirms that the website address provided is specific enough to lead investors directly to the portfolio company prospectuses.

STATEMENT OF ADDITIONAL INFORMATION

Services and Premiums

21.       Please provide the bracketed information under the “Services” and “Premiums” headers.

Response:           The Company has confirmed that this information is not applicable and replaced the bracketed information under the “Services” and “Premiums” headers with the appropriate “Not Applicable” response.

SUMMARY PROSPECTUS

General

22.       Please apply all comments herein to the summary prospectus, as applicable.

Response:           The Company has applied all applicable comments herein to the summary prospectus.

23.       Please include on the bottom of the last page of the summary prospectus the EDGAR contract identifier for the Policy in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). Rule 498A(b)(3)(ii).

Response:           The Company has added the requested disclosure.

Standard Death Benefit

24.       Please state the form of benefit that will be provided if a particular form has not been elected. See Rule 498A(b)(5)(iii); Instructions to Item 10(a) of Form N-6.

Response:           The Company has added the following disclosure to the “Standard Death Benefit” section of the Initial Summary Prospectus, “The Owner must indicate a Death Benefit Option in the application for the Policy, or the application will be rejected as not in Good Order,” as recommended by the comment from the Commission Staff.

*  *  *  *  *

In addition to the enclosed marked pages, please note that the Company has made certain non-material changes to the prospectus disclosure that will appear in the Amendment.

Please do not hesitate to call the undersigned at (205) 268-7884, or our counsel Jo Cicchetti at (202) 230-5230 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Bradley Strickling
Bradley Strickling
Counsel, 2VP

cc:                                Christian Sandoe

Keith Carpenter

Josephine Cicchetti, Partner, Faegre Drinker Biddle & Reath LLP